NEWS RELEASE

IGT Lottery Becomes Brightstar Lottery
Company will become a premier pure play global lottery business upon completion of its sale of IGT Gaming

LONDON, June 17, 2025 / PR Newswire – International Game Technology PLC (NYSE: IGT) (“IGT”) announced today that its global lottery organization will begin doing business as Brightstar Lottery (“Brightstar” or the “Company”), effective immediately.

Upon completion of the sale of IGT’s Gaming and Digital business (“IGT Gaming”), which is expected to occur as early as July 1, 2025, to Voyager Parent, LLC, a holding company owned by funds managed by affiliates of Apollo Global Management, Inc. (NYSE: APO) (the “Buyer”), Brightstar will be a premier pure play lottery business designed to elevate lotteries and inspire players.

The new Brightstar brand invokes the Company’s forward-thinking global leadership in the lottery industry, acting as a guiding light and source of inspiration and innovation for lottery customers and players.

“We have a nearly 50-year history of reliability, innovation, and leadership in lottery, a bedrock from which we are launching Brightstar with a future-forward mindset of helping lottery customers around the world succeed in an environment of digital adoption, shifting player expectations, and an increasing variety of gaming choices,” said Vince Sadusky, CEO of Brightstar.

“Brightstar will be well-positioned to focus on driving innovation and growing the potential of the lottery business responsibly for the entertainment of players, the success of our customers, and the support of the good causes they fund in their communities,” said Marco Sala, Executive Chair of the Board, Brightstar.

As Brightstar, the Company will build on its legacy of delivering unparalleled player experiences and results for its lottery customers around the globe and across the entire lottery value chain, including as a lottery operator, retail and digital systems and technology provider, full-service instant ticket services provider, and game creator. The Company will continue to modernize core technologies and blend heritage with innovation, providing responsible, sustainable solutions to customers around the world through its products, services, technology and insights.

Brightstar serves nearly 90 lottery customers and their players on six continents. It is the primary technology provider to 26 of the 46 lottery jurisdictions in the U.S. and seven of the world’s ten largest lotteries.

For more information, visit us at www.brightstarlottery.com or follow along on LinkedIn.

International Game Technology PLC is referred to as “Brightstar” in this news release. The legal name of the Company will remain “International Game Technology PLC” until the formal name change to “Brightstar Lottery PLC” is registered with the U.K. Companies House, which is expected to occur after the closing of the sale of IGT Gaming to the Buyer and concurrent with the acquisition by the Buyer of Everi Holdings Inc. (NYSE: EVRI) (“Everi”) (collectively, the “Proposed Transaction”). After the closing of the Proposed Transaction, the Company’s ordinary shares will continue to be listed on the NYSE under the new ticker symbol, BRSL, and the Company’s CUSIP will not change. Trading under the Company’s business name, Brightstar Lottery, and new ticker symbol is expected to commence on or about July 2, 2025. No action is needed from current stockholders with respect to the name or ticker symbol change. It is anticipated that the Buyer and Everi will use the “IGT” and “International Game Technology” names following the closing of the Proposed Transaction. More information about the pending transaction is available here.

About Brightstar

Brightstar is an innovative, forward-thinking global leader in lottery that builds on our renowned expertise in delivering secure technology and producing reliable, comprehensive solutions for our customers. As a premier pure play global lottery company, our best-in-class lottery operations, retail and digital solutions, and award-winning lottery games enable our customers to achieve their goals, fulfill player needs and distribute meaningful benefits to communities. Brightstar has a well-established local presence and is a trusted partner to governments and regulators around the world, creating value by adhering to the highest standards of service, integrity, and responsibility. Brightstar has approximately 6,000 employees. For more information, please visit www.brightstarlottery.com.

Cautionary Statement Regarding Forward-Looking Statements
This news release may contain forward-looking statements (including within the meaning of the Private Securities Litigation Reform Act of 1995) concerning International Game Technology PLC and its consolidated subsidiaries (the "Company") and other matters, including with respect to the Proposed Transaction. These statements may discuss goals, intentions, and expectations as to future plans and strategies, expected growth, transactions, including the Proposed Transaction and the anticipated timing of completing the Proposed Transaction, trends, events, including anticipated timing for the effectiveness of International Game Technology PLC’s legal name change to “Brightstar Lottery PLC” and investments in technological infrastructure upgrades, products and services, customer and joint venture partner relationships, results of operations, financial condition, measures, including our expectations on future revenue and profit potential, based on current beliefs of the management of the Company as well as assumptions made by, and information currently available to, such management. Forward-looking statements may be accompanied by words such as "aim," "anticipate," "believe," "plan," "could," "would," "should," "shall," "continue," "estimate," "expect," "forecast," "future," "guidance," "intend," "may," "will," "possible," "potential," "predict," "project" or the negative or other variations of them. These forward-looking statements speak only as of the date on which such statements are made and are subject to various risks and uncertainties, many of which are outside the Company's control. Should one or more of these risks or uncertainties materialize, or should any of the underlying assumptions prove incorrect, actual results may differ materially from those predicted in the forward-looking statements and from past results, performance, or achievements. Therefore, you should not place undue reliance on such statements. Factors that could cause actual results to differ materially from those in the forward-looking statements include (but are not limited to) risks related to the possibility that the conditions to the consummation of the Proposed Transaction will not be satisfied in the anticipated timeframe or at all, failure to consummate or delay in consummating the Proposed Transaction for any reason, macroeconomic, regulatory and political uncertainty, including as a result of new or increased tariffs, trade wars, and other restrictions on trade between or among countries in which the Company operates, and related changes in discretionary consumer spending and behavior, fluctuations in foreign currency exchange rates, and the other factors and risks described in the Company's annual report on Form 20-F for the financial year ended December 31, 2024 and other documents filed or furnished from time to time with the SEC, which are available on the SEC's website at www.sec.gov and on the investor relations section of the Company's website at www.IGT.com. Except as required under applicable law, the Company does not assume any obligation to update these forward-looking statements. You should carefully consider these factors and other risks and uncertainties that may affect the Company's business. All forward-looking statements contained in this news release are qualified in their entirety by this cautionary statement. All subsequent written or oral forward-looking statements attributable to the Company, or persons acting on its behalf, are expressly qualified in their entirety by this cautionary statement.

Contact:
Mike DeAngelis, Corporate Communications, +1 (401) 392-1000, mike.deangelis@brightstarlottery.com
Matteo Selva, Italian media inquiries, +39 366 6803635
James Hurley, Investor Relations, +1 (401) 392-7190

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The trademarks and/or service marks used herein are either trademarks or registered trademarks of International Game Technology PLC, its affiliates or its licensors.